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                                                          SEC FILE NUMBER
                                                             000-08532

                                                      ------------------------

                                                            CUSIP NUMBER


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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12B-25


                          NOTIFICATION OF LATE FILING

(Check one): [X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K   [ ] Form 10-Q
             [ ] Form 10-D  [ ] Form N-SAR [ ] Form N-CSR

                 For Period Ended:  February 28, 2005
                                    -----------------
                 [ ] Transition Report on Form 10-K
                 [ ] Transition Report on Form 20-F
                 [ ] Transition Report on Form 11-K
                 [ ] Transition Report on Form 10-Q
                 [ ] Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                  -----------------------------

  Read Instruction (on back page) Before Preparing Form. Please Print or Type. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------

PART I -- REGISTRANT INFORMATION

Oakridge Energy, Inc.
-------------------------------
Full Name of Registrant

N/A
-------------------------------
Former Name if Applicable

4613 Jacksboro Highway
-------------------------------
Address of Principal Executive Office (Street and Number)

Wichita Falls, Texas 76302
-------------------------------
City, State and Zip Code

PART II -- RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form
[X] N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or the subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

SEC 1344 (07-03)

Oakridge Energy, Inc. (the "Company") is unable to file its annual report on Form 10-KSB for the Company's fiscal year ended February 28, 2005 within the prescribed time period due to recent accounting changes based on changes in accounting methods implemented by the Company as a result of the Securities and Exchange Commission's review and suggested revisions to the Company's recently filed periodic reports. Over the past four months, the Company and the Commission have been corresponding with respect to these changes in accounting methods. As a result, the Company filed its amended annual report on Form 10-KSB/A for the fiscal year ended February 29, 2004 and its amended quarterly report on Form 10-QSB/A for the quarter ended November 30, 2004 on May 31, 2005. Due to the commitment of the Company's staff resources to the filing of the above-mentioned 10-KSB/A and 10-QSB/A, the Company was unable to finalize its financial statements and related information in its Form 10-KSB for its fiscal year ended February 28, 2005 and was unable to make the filing within the specified time period without unreasonable effort or expense.


   PART IV -- OTHER INFORMATION

   (1) Name and telephone number of person to contact in regard to this notification

       Carol Cooper                   (940)                      322-4772
       ----------------------    ----------------      -------------------------
           (Name)                  (Area Code)             (Telephone Number)

   (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                 [X]Yes  [ ] No


   (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [ ]Yes  [X] No

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                              Oakridge Energy, Inc.
                              ---------------------
                  (Name of Registrant as Specified in Charter)

   has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


   Date: June 1, 2005             By:  /s/ Sandra Pautsky
                                       -------------------------------------
                                       President and Chief Executive Officer

   INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.